        Commission File Number

EXHIBIT 99.4

[AMENDED LETTER TO CLIENTS]

Valentia Telecommunications (an Irish unlimited public company)	eircom Funding (an Irish unlimited public company)
Solicitation of Consents relating to
€550,000,000 7.25% Notes due 2013 ISIN: XS0178927389 (registered), XS0173826594 (144A) & XS0173825513 (Reg S). Common Code: 017892738 (registered), 017382659 (144A) & 017382551 (Reg S).
$250,000,000 8.25% Notes due 2013
ISIN: US28257PAC95 (registered), US28257PAB13 (144A) &
USG2951QAB61 (Reg S).
Common Code: 017952935 (registered), 017409344 (144A) & 017409379 (Reg S).
Cusip Numbers: 28257PAC9 (registered), 28257PAB1 (144A) &
G2951QAB6 (Reg S).

€285,000,000 8.25% Notes due 2013
ISIN: XS0178927629 (registered), XS0173827642 (144A) &
XS0173827139 (Reg S).
Common Code: 017892762 (registered), 017382764 (144A) & 017382713 (Reg S).

  THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 20, 2004, UNLESS EXTENDED (THE "EXPIRATION DATE").

February 13, 2004

To Our Clients:

        We enclose for your consideration a supplement (the "Supplement") dated February 13, 2004 to the Consent Solicitation Statement dated January 22, 2004 (the "Consent Solicitation Statement") and related Amended Letter of Consent. Valentia Telecommunications ("Valentia") and eircom Funding ("eircom Funding") have amended the terms of their solicitation of consents from the Holders (as defined in the Consent Solicitation Statement) as of 5:00 p.m., New York City time, on January 21, 2004 (the "Record Date") of €550,000,000 outstanding principal amount of Valentia's 7.25% Senior Notes Due 2013 (the "Senior Notes"), €285,000,000 outstanding principal amount of eircom Funding's 8.25% Senior Subordinated Notes Due 2013 (the "€ Senior Subordinated Notes") and of $250,000,000 outstanding principal amount of eircom Funding's 8.25% Senior Subordinated Notes Due 2013 (the "$ Senior Subordinated Notes", and together with the € Senior Subordinated Notes, the "Senior Subordinated Notes"; the Senior Notes and the Senior Subordinated Notes are hereinafter collectively referred to as the "Notes") to Proposed Amendments (as defined in the Consent Solicitation Statement, as supplemented and amended by the Supplement) to the Indentures, each dated as of August 7, 2003, as amended (the "Indentures"), relating to the Notes. Capitalized terms used but not defined herein have the meanings given to such terms in the Consent Solicitation Statement, as supplemented and amended by the Supplement.

        CONSENTS DELIVERED PRIOR TO THE DATE OF THE SUPPLEMENT, DATED FEBRUARY 13, 2004, DO NOT REMAIN VALID AND DO NOT ENTITLE HOLDERS TO RECEIVE A CONSENT FEE. IN ORDER TO CONSENT AND RECEIVE THE CONSENT FEE, YOU MUST SUBMIT A NEW CONSENT IN ACCORDANCE WITH THE PROCEDURES SET OUT IN THE CONSENT SOLICITATION STATEMENT, THIS SUPPLEMENT AND THE AMENDED LETTER OF CONSENT ON OR AFTER THE DATE OF THE SUPPLEMENT, FEBRUARY 13, 2004, AND ON OR PRIOR TO THE EXPIRATION DATE.

        Provided that Valentia or any of its parents, including Valentia Holdings Limited, completes a first Qualifying IPO (as defined in the Supplemental Indentures attached as exhibits to the Supplement), Valentia and eircom Funding will pay within 5 business days following completion of such first Qualifying IPO to the Holders that have delivered valid and unrevoked Consents on or after the date of the Supplement, February 13, 2004 and on or prior to the Expiration Date a fee, as increased pursuant to the Supplement (the "Consent Fee"), equal to €20 per €1,000 principal amount of Senior Notes with respect to which such consents are delivered, €20 per €1,000 principal amount of € Senior

Subordinated Notes with respect to which such consents are delivered and $20 per $1,000 principal amount of $ Senior Subordinated Notes with respect to which such consents are delivered. The obligation of each of Valentia and eircom Funding to pay the Consent Fee is further conditioned upon, among other things, receipt on or after the date of the Supplement, February 13, 2004, and on or prior to the Expiration Date of valid and unrevoked consents from Holders of not less than a majority in principal amount of each of the Senior Notes and Senior Subordinated Notes outstanding (the "Requisite Consents"), as further described in the Consent Solicitation Statement, as supplemented and amended by the Supplement. Although Valentia Holdings Limited is considering an initial public offering, no decision has been made by the Board of Directors of Holdings. The timing of any such initial public offering will depend on market conditions and other factors. If a Qualifying IPO is not consummated, no Consent Fees will be paid. No interest will accrue on the Consent Fees. Consents may be revoked at any time prior to the date on which the Requisite Consents have been received on the terms and conditions set forth in the Consent Solicitation Statement, as supplemented and amended by the Supplement, but may not be revoked thereafter.

        We are the Holder of Notes held for your account (for purposes of the Consent, the term "Holder" is deemed to include the participants (the "Participants") through which a beneficial owner's Notes are held in The Depository Trust Company ("DTC") or the Euroclear Bank S.A./N.V. ("Euroclear") or Clearstream Banking, société anonyme ("Clearstream")). The Consent with respect to your Notes may only be transmitted, or executed and delivered by us as the Holder and pursuant to your instructions.

        If you wish us to submit a Consent for any portion or the entire principal amount of the Notes held by us for your account, please so instruct us by completing, executing and returning to us the Amended Letter of Instructions form set forth on the back of this letter.

        If you authorize us to Consent, we will Consent with respect to the entire principal amount of the Notes held by us for your account unless otherwise directed on the back of this letter. Your instructions should be forwarded to us in ample time to permit us to submit a Consent on your behalf on or prior to the Expiration Date.

IF YOU DO NOT AUTHORIZE US TO SUBMIT A NEW CONSENT IN ACCORDANCE WITH THE PROCEDURES SET OUT IN THE CONSENT SOLICITATION STATEMENT, AS AMENDED AND SUPPLEMENTED BY THE SUPPLEMENT AND THE AMENDED LETTER OF CONSENT, IN TIME FOR US TO CONSENT BEFORE THE EXPIRATION DATE, YOU WILL NOT BE ENTITLED TO RECEIVE THE CONSENT FEE.

AMENDED LETTER OF INSTRUCTIONS
WITH RESPECT TO DELIVERY OF CONSENTS
IN CONNECTION WITH THE SOLICITATION

TO:	(Fill in name of intermediary holding Notes)

        The undersigned hereby acknowledged(s) receipt of your letter, the Consent Solicitation Statement dated January 22, 2004, the supplement to the Consent Solicitation Statement, dated February 13, 2004 (the "Supplement"), and the Amended Letter of Consent in connection with the amended Solicitation by the Company of Consents to the Proposed Amendments (as defined in the Consent Solicitation Statement, as supplemented and amended by the Supplement).

        AUTHORIZATION TO CONSENT—This will instruct you to deliver a Consent (as defined in the Consent Solicitation Statement, as supplemented and amended by the Supplement) in favor of the Proposed Amendments with respect to the principal amount of Notes indicated below held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Consent Solicitation Statement, as supplemented and amended by the Supplement, and the Amended Letter of Consent. The undersigned hereby authorizes you to make, on behalf of the undersigned (and the undersigned, by its signature below, hereby makes to you), the agreements, acknowledgments, undertakings, representations and warranties, instructions and directions contained in the Amended Letter of Consent and the Consent Solicitation Statement, as supplemented and amended by the Supplement, that are to be made with respect to the undersigned as a beneficial owner of Notes.

(PLEASE COMPLETE THE FOLLOWING)

ISIN/Common Code/CUSIP	Principal Amount of Senior Notes with respect to which Consents are given*	Principal Amount of € Senior Subordinated Notes with respect to which Consents are given*	Principal Amount of $ Senior Subordinated Notes with respect to which Consents are given*
	(€)	(€)	($)

*Consents must be in integral multiples of $1,000 or €1,000, as the case may be

SIGNATURE	Name and Title (Please Print)
Date:	Address
City, State and Zip or Postal Code